UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2013

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 24 July 2013

Orange will propose Bruno Duthoit as Chief Executive Officer at Orange Polska and Maciej Witucki as the Chairman of Orange Polska’s Supervisory Board

Maciej Witucki, Chief Executive Officer of Orange Polska (TP S.A.) has announced his decision to step down from the position in the next few months.

The Orange Group will propose to the Supervisory Board of Orange Polska to appoint Bruno Duthoit as his successor. Bruno Duthoit has 35 years of broad international experience in the telecom industry, gained in various countries, and has held several management positions in the Orange Group, including positions of Chief Executive Officer. He has good knowledge of Poland and its telecommunication market, as he was a Management Board Member of TP S.A. from 2001 to 2006.

At the same time, the Orange Group will propose Maciej Witucki as the Chairman of the Supervisory Board of Orange Polska, subject to the approval by Orange Polska Shareholders and Members of its Supervisory Board. Maciej Witucki will take over the Chairman position from Professor Andrzej K. Kozminski, who has announced his intention to resign as Chairman. Orange Group will propose Professor Andrzej K. Kozminski as a Vice-Chairman of the Supervisory Board of Orange Polska.

Maciej Witucki and Bruno Duthoit will work together in the coming months to ensure a smooth transition and continuity of Orange Polska’s strategy.

Commenting on the succession, Benoit Scheen, Orange Group’s Executive Vice President for Operations in Europe (excluding France) said: “We acknowledge and understand the decision of Maciej Witucki to step down, after serving nearly seven years as the Chief Executive Officer of Orange Polska. We will propose Bruno Duthoit as the new CEO in Poland as his broad international experience, as well as good knowledge of Poland and its telecom market, make him the best candidate to become Maciej’s successor. We are fully confident that Bruno and the management team in Poland will successfully execute the strategy of Orange Polska. We will be pleased to propose Maciej as Chairman of the Supervisory Board in Poland, as his experience and advice will be of great benefit to the Company and its shareholders.

We wish to express our gratitude to the outgoing Chairman of the Supervisory Board of Orange Polska, Professor Kozminski, who has ensured an excellent supervision of the Company by its Board for many years.”

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 43.5 billion euros in 2012 and has 170,000 employees worldwide at 31 March 2013, including 104,000 employees in France. Present in 32 countries, the Group has a total customer base of close to 230 million customers at 31 March 2013, including 172 million mobile customers and 15 million broadband internet (ADSL, fibre) customers worldwide. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.orange-innovation.tv or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trade marks of Orange or Orange Brand Services Limited.

Press contact: +33 1 44 44 93 93

Sebastien Audra, sebastien.audra@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: July 24, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations